Annual Meeting of Holders of
Common Shares of
Talisman Energy Inc.
May 9, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

1(a) Ballot on the nominees for election as directors:

	Outcome of Vote	
	For	**Withheld**
Douglas D. Baldwin	685,481,541 99.41%	4,100,602 0.59%
James W. Buckee	685,515,606 99.41%	4,066,810 0.59%
William R.P. Dalton	681,482,127 98.83%	8,100,789 1.17%
Kevin S. Dunne	685,471,150 99.40%	4,110,248 0.60%
Lawrence G. Tapp	649,835,435 94.30%	39,295,910 5.70%
Stella M. Thompson	685,475,256 99.41%	4,102,134 0.59%
Robert G. Welty	685,102,256 99.35%	4,480,660 0.65%
Charles R. Williamson	684,305,666 99.26%	5,100,525 0.74%
Charles W. Wilson	681,328,710 98.84%	7,989,206 1.16%

1(b) Motion to elect the nominees as directors:

Outcome of Vote
Carried[1]

2 The appointment of Ernst & Young LLP, Chartered Accountants as auditor:

Outcome of Vote
Carried[1]

Footnote:

1 Vote conducted by a show of hands.

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